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[redacted]

14048566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TradeLink Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harlan Moeckler (312) 264-2124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink Securities L.L.C., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/16/16

Notary Public Beth Rogers

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 10

McGladrey

Independent Auditor's Report

To the Members
TradeLink Securities L.L.C.
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. (the Company) as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (SEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 58,432
Receivable from clearing brokers	33,896,067
Financial instruments owned, pledged as collateral, at fair value	9,556,026
Other assets	78,423
Total assets	$ 43,588,948
Liabilities and Members' Equity	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 19,415,445
Accounts payable and accrued expenses	393,648
	19,809,093
Members' equity	23,779,855
Total liabilities and members' equity	$ 43,588,948

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker-dealer, conducting business as a market maker, buying, selling and dealing as a principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments, recorded at fair value, and commission income and related expenses, are recorded on a trade–date basis. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses, net in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers in the statement of financial condition, netted by broker-dealer. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses, net in the statement of operations.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members are separately liable for income taxes on their allocable share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and state jurisdictions. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2010.

Recently adopted accounting pronouncements: In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"), which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting agreements, to enable users of its financial statements to evaluate the effect or potential effect of those agreements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset or subject to the arrangements. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The update clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815. ASU Nos. 2011-11 and 2013-01 are effective for interim and annual periods beginning on or after January 1, 2013. The adoption of the additional disclosure requirements are reflected in Note 4 of these financial statements.

Note 2. Receivable from Clearing Brokers

Amounts receivable from clearing brokers at December 31, 2013, consist of the following:

	Receivable
Receivable from clearing brokers	$ 34,038,234
Money market funds	97,493
Open trade equity on futures contracts, net	(134,070)
Accrued interest and dividends, net	(105,590)
	$ 33,896,067

Cash and financial instruments owned, and on deposit at the Company's clearing brokers collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Money market funds, equity securities, exchange-traded funds, futures contracts, foreign currency forward contracts, and equity options that trade in active markets are valued using quoted market prices or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Total return swaps trade in active over-the-counter (OTC) markets, and are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products can be modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets. These financial instruments are categorized within Level 2 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Receivable from clearing brokers:			
Money market funds	$ 97,493	$ 97,493	$ -
Open trade equity on futures contracts	(134,070)	(134,070)	-
	(36,577)	(36,577)	-
Financial instruments owned:			
Equity securities	8,654,280	8,654,280	-
Total return swaps	218,734	-	218,734
Foreign currency forward contracts	951	951	-
Exchange-traded funds	99,946	99,946	-
Equity options	582,115	582,115	-
	9,556,026	9,337,292	218,734
Total assets	$ 9,519,449	$ 9,300,715	$ 218,734
Liabilities:			
Financial instruments sold, not yet purchased:			
Equity securities	$ 16,344,971	$ 16,344,971	$ -
Total return swaps	120,957	-	120,957
Exchange-traded funds	2,781,664	2,781,664	-
Equity options	167,853	167,853	-
Total liabilities	$ 19,415,445	$ 19,294,488	$ 120,957

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

The Company did not hold any Level 3 financial instruments as of December 31, 2013.

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

The Company uses derivative financial instruments as part of its trading activities. The Company's derivative activities are comprised of futures contracts and equity options traded on domestic and foreign markets, currency forwards and swaps traded over-the-counter. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Investment Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net	Number of Contracts
Commodity price	Futures contracts	Receivable from clearing brokers	$ 8,930	$ (143,000)	$ (134,070)	42
Equity price	Total return swaps	Financial instruments owned	218,734	-	218,734	N/A
Equity price	Equity options	Financial instruments owned	582,115	-	582,115	2,611
Foreign exchange	Forward contracts	Financial instruments owned	951	-	951	N/A
Equity price	Total return swaps	Financial instruments sold, not yet purchased	-	(120,957)	(120,957)	N/A
Equity price	Equity options	Financial instruments sold, not yet purchased	-	(167,853)	(167,853)	1,772
	Total asset and liabilities derivatives		$ 810,730	$ (431,810)	$ 378,920	4,425

Note 4. Derivative Instruments (Continued)

As of December 31, 2013, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the potential effect of offsetting of recognized derivative instruments presented in the statement of financial condition:

As of December 31, 2013:

Description	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition
Total return swaps - assets	$ 218,734	$ -	$ 218,734
Total return swaps - liabilities	(120,957)	-	(120,957)
Futures contracts	(143,000)	8,930	(134,070)
Forward contracts	897,058	(896,107)	951
Total	$ 851,835	$ (887,177)	$ (35,342)

As of December 31, 2013:

Counterparty	Net Amounts Presented in the Statement of Financial Condition	Cash Collateral on Deposit	Net Amount
Counterparty A: Total return swaps - assets	$ 218,734	$ -	$ 218,734
Counterparty A: Total return swaps - liabilities	(120,957)	120,957 *	-
Counterparty A: Futures contracts	8,930	-	8,930
Counterparty B: Futures contracts	(143,000)	143,000 *	-
Counterparty A: Forward contracts	951	-	951
Total	$ (35,342)	$ 263,957	$ 228,615

* Represents the portion of cash on deposit collateralizing open positions.

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement, TradeLink L.L.C., an entity affiliated by common ownership, and TradeLink Holdings LLC, a member of the company, provide for the use of certain technological, occupancy and accounting resources to the Company. In addition, the Company reimburses TradeLink L.L.C. and TradeLink Capital LLC, an entity affiliated by common ownership, for direct operating expenses incurred and paid on behalf of the Company. As of December 31, 2013, $143,305 remained payable to these entities and was recorded in accounts payable and accrued expenses in the statement of financial condition.

Note 6. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2013, at the fair values of the related financial instruments and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2013.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

For nonexchange traded derivatives (total return swaps), the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Concentration of credit risk: The Company clears its trades through a limited number of clearing brokers. This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8. Participation Interests

Participant interests is a liability of the Company arising from cash deposits made by owners of the Company and are not included in the Company's "net capital" pursuant to Rule 15c3-1 of the SEC. As of December 31, 2013, there were no participation interests in the Company.

Note 9. Net Capital Regulatory Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000. The rule requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 and also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of $16,570,037 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, distributions totaling $1,052,352 were paid to the members and the Company received $5,300,000 from the members in the form of participation interests.